Exhibit 17.1

[Received July 28, 2014 by e-mail]

David Keller

Interim Chief Executive Officer

Ocean Power Technologies, Inc.

As you know, I dispute the actions of the Board of Directors of Ocean Power Technologies, Inc. in terminating me for cause.  Please be advised that effective immediately I hereby resign as a Director of Ocean Power Technologies, Inc. and any subsidiaries of which I still may be a member of the Board of Directors.

Very truly yours,

/s/ Charles F. Dunleavy